

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Chris Whiteman
+61 8 8218 5721 / +61 (0) 400 501 316
christopher.whiteman@santos.com

21 September 2006

Further oil and gas discovered on Dua structure

Santos advises that the Dua-5X RE well has intersected multiple gas and oil reservoirs in the southern fault block of the Dua structure. The well was drilled on Block 12E, offshore Vietnam by the operator Premier Oil.

This discovery follows the drilling of the Dua-4X well which encountered oil and gas within the northern fault block of the Dua structure.

Wireline testing of the Dua-5X RE well recovered oil samples and pressure data. Preparations are now being made to Drill Stem Test the well.

Dua-5X RE is the first successful intersection of the primary reservoir in the southern fault block of the Dua structure. It was drilled after successful evaluation of the northern fault block where the down-dip extent of the hydrocarbon bearing reservoirs was confirmed by wells Dua-4X and Dua-4X ST1 drilled in May and June this year. These wells were drilled down-dip of the 1974 Dua-1X discovery well which flowed 1,500 barrels of oil per day.

Following completion of testing operations on Dua-5X RE the rig will move to drill 12E-CS-1X well on the Blackbird prospect to explore a large tilted fault block up-dip of a pre-existing well (12E-LK-1X) which previously encountered very good oil shows.

The interests in Block 12E are:

	Post farm-in*	Pre farm-in
Santos International Holdings Pty Ltd	37.5%	-
Premier Oil plc (operator)	37.5%	75%
Delek Energy	25%	25%

* On completion of the farm-out agreement announced on 26th April 2006, and subject to receipt of the approvals required from the Government of the Socialist Republic of Vietnam.

Map attached

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Vietnam


Cambodia
Vietnam
0 300
kilometres
Blackbird
Dua
12W
12E
Kakap PSC
Brunei
Malaysia
Malaysia
Singapore
Indonesia
Indonesia

LEGEND

☐ Santos Acreage

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Chris Whiteman
+61 8 8218 5721 / +61 (0) 400 501 316
christopher.whiteman@santos.com

22 September 2006

Santos, Korea National Oil Corporation and Samsung Corporation join forces in Gulf of Mexico exploration venture

Santos today announced that the international companies, Korea National Oil Corporation (KNOC) and Samsung Corporation, both of Korea, will farm-in to a shallow water exploration project named Jaguar/Cougar located in Texas State Waters, Gulf of Mexico.

Korea National Oil Corporation, through its subsidiary KNOC USA Corporation, will take a 15 to 25% interest - varying according to the location of the individual leases.

Samsung Corporation, through its subsidiary, Samsung Oil & Gas USA Corp., will take a 10% interest in the entire project.

Co-owners in various parts of the Jaguar/Cougar project include the private US oil company Sabco Oil and Gas Corporation and Opicoil America, Inc., a wholly owned subsidiary of Overseas Petroleum and Investment Corporation which is an affiliate of Chinese Petroleum Corporation, the State-owned oil company of Taiwan.

The wholly owned Santos subsidiary, Santos USA Corp was originally awarded 100% working interest in leases compiling over 65,000 acres by the State of Texas.

The project, which contains numerous deep gas prospects, is located in the offshore Texas State Waters in water depths of less than 30 meters.

Santos' Managing Director, Mr. John Ellice-Flint, said that the farm-out is a further realisation of Santos' portfolio management strategy to share exploration risk and bring in strategic partners that provide opportunity for further deals.

"Santos is pleased to welcome these highly respected Korean companies as new partners," said Mr. Ellice-Flint.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)